Exhibit 99.1

Kenon Files Annual Report on Form 20-F for the Year Ended December 31, 2020 with the
U.S. Securities and Exchange Commission

Singapore, April 19, 2021. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) ("Kenon") has filed its Annual Report on Form 20-F for the Year Ended December 31, 2020 (the "2020 Annual Report") with the U.S. Securities and Exchange Commission (the "SEC") on April 19, 2021.

Kenon's 2020 Annual Report can be downloaded from the SEC's website (http://www.sec.gov) and is also available on Kenon's corporate website (http://www.kenon-holdings.com). Hard copies of Kenon's complete 2020 audited financial statements can be ordered, free of charge, upon request.